SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34801; File No. 812-15412

Cadre Horizon Fund, Inc., *et al*.

January 10, 2023

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act")
for an exemption from sections 18(a)(2), 18(c) and 18(i) of the Act, pursuant to sections 6(c)
and 23(c) of the Act for certain exemptions from rule 23c-3 under the Act, and pursuant to
section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end
management investment companies to issue multiple classes of shares and to impose asset-based
service and distribution fees, and early withdrawal charges.

Applicants: Cadre Horizon Fund, Inc., CCV, LLC, and RealCadre LLC.

Filing Dates: The application was filed on November 29, 2022.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless
the Commission orders a hearing. Interested persons may request a hearing on any application
by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with
a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or
personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing
requests should be received by the Commission by 5:30 p.m. on February 6, 2023, and should be
accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a
certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature

of the writer's interest, any fact bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Benjamin Wells, bwells@stblaw.com.

FOR FURTHER INFORMATION CONTACT: Jennifer O. Palmer, Senior Counsel, or Terri G. Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, dated November 29, 2022, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood

Assistant Secretary